08026366

SEC Mail Processing Section

Washington, DC 104

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
FEB 27 2008
Washington, DC
104

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLFS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Euclid Ave., #645
(No. and Street)

Cleveland (City) Ohio (State) 44115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Kaval 216-781-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda, Minotti & Co.
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive (Address) Mayfield Village (City) Ohio (State) 44143 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/4/08

OATH OR AFFIRMATION

I, James A. Kaval, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLFS SECURITIES, INC., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires 11/8/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLFS SECURITIES, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2007

CLFS SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT	PAGE NO. 2
BALANCE SHEET December 31, 2007	3
STATEMENT OF OPERATIONS Year ended December 31, 2007	4
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY Year ended December 31, 2007	5
STATEMENT OF CASH FLOWS Year ended December 31, 2007	6
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS December 31, 2007	7
NOTES TO THE FINANCIAL STATEMENTS	8 - 9
SUPPLEMENTARY FINANCIAL INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 Year ended December 31, 2007	10
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 Year ended December 31, 2007	11
INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 Year ended December 31, 2007	12
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION PURSUANT TO THE COMMODITY EXCHANGE ACT Year ended December 31, 2007	13
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) Year ended December 31, 2007	14
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	15

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER
CLFS SECURITIES, INC.

We have audited the accompanying balance sheet of CLFS Securities, Inc. (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CLFS Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Skoda Minotti

February 5, 2008

CLFS SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2007

ASSETS

Form X-17A-5 Line			
	CURRENT ASSETS		
1	Cash and cash equivalents	$	3,894
4D	Investments		36,669
		$	40,563

STOCKHOLDER'S EQUITY

	STOCKHOLDER'S EQUITY		
23B	Common stock - no par value		
	Authorized - 500 shares		
	Issued and outstanding - 154 shares	$	13,440
23C	Additional paid-in capital		15,521
23D	Retained earnings		11,602
24	Total stockholder's equity		40,563
		$	40,563

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Form X-17A-5 Line		
	REVENUE	
7	Management and supervisory fees	$ 36,500
3	Unrealized gain on securities	11,195
		47,695
	OPERATING EXPENSES	
14	Administrative fees	900
15	Legal and accounting	2,450
14	Licenses and fees	480
15	Other expenses	30,000
		33,830
	GAIN FROM OPERATIONS	13,865
	OTHER INCOME	
5	Interest income	77
	NET INCOME	$ 13,942

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2006	$ 13,440	$ 15,521	$ (2,340)	$ 26,621
Net income	-	-	13,942	13,942
Balance at December 31, 2007	$ 13,440	$ 15,521	$ 11,602	$ 40,563

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 13,942
Adjustments to reconcile net income to net cash provided by operating activities:	
Deduct: Item not affecting cash	
Unrealized gain on securities	(11,195)
Net cash provided by operating activities	2,747
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of stock investment	(7,000)
NET DECREASE IN CASH	(4,253)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	8,147
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 3,894

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

DECEMBER 31, 2007

BEGINNING OF YEAR	$ -
INCREASE	-
DECREASE	-
END OF YEAR	$ -

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CLFS Securities, Inc. (the "Company") was incorporated on July 1, 1975 in the state of Ohio for the purpose of underwriting securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments consist of marketable equity securities reported at fair value. Unrealized appreciation or depreciation in fair value is recognized in earnings.

Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. S Corporation status provides for corporate taxable income to be taxed at the stockholder level. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, to be cash equivalents.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. In addition, the State of Ohio Division of Securities requires the Company to maintain a minimum net worth of not less than $10,000. At December 31, 2007, the Company exceeded all net capital requirements.

3. RELATED PARTY TRANSACTIONS

Administrative fees for the year ended December 31, 2007 consists of $900 paid to an affiliate for management services.

In addition, the shareholder was paid $30,000 during 2007 for advisory services.

4. NEW ACCOUNTING STANDARD

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"). FIN 48 clarifies the accounting for uncertain tax positions as described in Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*," and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. Pursuant to FASB's vote on November 7, 2007 to postpone FIN 48 implementation for non-public companies, the requirements under FIN 48 are now effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact FIN 48 will have on its results of operations and financial position.

CLFS SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2007

FORM X-17A-5 LINE			
	COMPUTATION OF NET CAPITAL:		
1	Total stockholder's equity from statement of financial condition	$	40,563
2	Less: Stockholder's equity not allowable for net capital		-
3	Total stockholder's equity qualified for net capital	$	40,563
6D	Total other deductions		
8	Net capital before haircuts on security positions	$	40,563
9	Haircuts on securities pursuant to 15c3-1		(4,602)
10	Net capital	$	35,961
	COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
11	Minimum net capital required	$	-
12	Minimum dollar requirement	$	5,000
13	Net capital requirement	$	5,000
14	Excess net capital		
	Net capital	$	35,961
	Less: Net capital requirement		(5,000)
	Total	$	30,961
15	Excess net capital at 1000 percent	$	35,961
	AGGREGATE IDEBTEDNESS:		
16 and 19	Aggregate indebtedness liabilities	$	-
20	Percent of aggregate indebtedness to net capital		0%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1		0%

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2007

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2007

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
PURSUANT TO THE COMMODITY EXCHANGE ACT

YEAR ENDED DECEMBER 31, 2007

Not required to prepare. CLFS Securities, Inc. does not effect trades in the commodity markets.

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEAR ENDED DECEMBER 31, 2007

FORM X-17A-5 LINE		Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:				
1	Total stockholder's equity from statement of financial condition	$ 40,563	$ 40,563	$ -
9	Haircuts on securities pursuant to 15c3-1	(4,602)	(4,602)	-
10	Net capital	$ 35,961	$ 35,961	$ -
COMPUTATION OF BASIC NET CAPITAL : REQUIREMENT				
12	Minimum dollar requirement	$ 5,000	$ 5,000	$ -
13	Net capital requirement	$ 5,000	$ 5,000	$ -
14	Excess net capital:			
	Net capital	$ 35,961	$ 35,961	$ -
	Less: Net capital requirement	(5,000)	(5,000)	-
	Total	$ 30,961	$ 30,961	$ -
15	Excess net capital at 1000 percent	$ 35,961	$ 35,961	$ -
AGGREGATE INDEBTEDNESS:				
16 and 19	Aggregate indebtedness liabilities	$ -	$ -	$ -
20	Percent of aggregate indebtedness to net capital	0%	0%	0%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the accompanying Independent Auditors' Report.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE STOCKHOLDER
CLFS SECURITIES, INC.

In planning and performing our audit of the financial statements of CLFS Securities, Inc. (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards

established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

February 5, 2008

END